EXHIBIT 99.1

ING completes share buyback programme

ING completes share buyback programme

ING announced today that it has completed the share buyback programme which was announced on 11 May 2023. The total number of shares repurchased under the programme is 121,317,501 ordinary shares at an average price of €12.91 for a total consideration of €1,566,192,128.93.

During the last week of the programme, from 9 October 2023 up to and including 13 October 2023, 2,931,623 shares were purchased. These shares were repurchased at an average price of €12.66 for a total amount of €37,115,883.60.

In total 104.41% of the announced total value of the programme of €1.5 billion was purchased. The purchases exceeded 100% due to performance arrangements, including the average price per share, with our executing broker for the programme. The broker repurchased shares until the performance arrangements were fulfilled. The total consideration for ING was limited to €1.5 billion. The excess purchases above this amount were funded by the executing broker. Based on the total programme period, the effective average price for ING was €12.36.

As previously announced, we will give an update on our capital planning with the presentation of our third quarter 2023 results, which is scheduled for 2 November 2023.

For detailed information on the daily repurchased shares, individual share purchase transactions and weekly reports, see the ING website at https://www.ing.com/Investor-relations/Share-information/Share-buyback-programme.htm .

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news X feed. Photos of ING operations, buildings and its executives are available for download at Flickr.

Press enquiries	Investor enquiries
Christoph Linke	ING Group Investor Relations
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Christoph.Linke@ing.com	Investor.Relations@ing.com

ING PROFILE
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is: empowering people to stay a step ahead in life and in business. ING Bank’s more than 59,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability is an integral part of ING’s strategy, evidenced by ING’s leading position in sector benchmarks. ING's Environmental, Social and Governance (ESG) rating by MSCI was affirmed 'AA' in September 2022. As of August 2022, Sustainalytics considers ING’s management of ESG material risk to be ‘strong’, and in June 2022 ING received an ESG rating of 'strong' from S&P Global Ratings. ING Group shares are also included in major sustainability and ESG index products of leading providers Euronext, STOXX, Morningstar and FTSE Russell.

Important legal information

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS- EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2022 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) ongoing and residual effects of the Covid-19 pandemic and related response measures on economic conditions in countries in which ING operates (3) changes affecting interest rate levels (4) any default of a major market participant and related market disruption (5) changes in performance of financial markets, including in Europe and developing markets (6) fiscal uncertainty in Europe and the United States (7) discontinuation of or changes in ‘benchmark’ indices (8) inflation and deflation in our principal markets (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (10) failures of banks falling under the scope of state compensation schemes (11) non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and the related international response measures (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (15) ING’s ability to meet minimum capital and other prudential regulatory requirements (16) changes in regulation of US commodities and derivatives businesses of ING and its customers (17) application of bank recovery and resolution regimes, including write down and conversion powers in relation to our securities (18) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (19) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA (20) operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business (21) risks and challenges related to cybercrime including the effects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy (22) changes in general competitive factors, including ability to increase or maintain market share (23) inability to protect our intellectual property and infringement claims by third parties (24) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (25) changes in credit ratings (26) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change and ESG-related matters, including data gathering and reporting (27) inability to attract and retain key personnel (28) future liabilities under defined benefit retirement plans (29) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (30) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (31) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com.

This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

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